December 15, 2008

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention: Ms. Sally Samuel

Re:
Wilshire Variable Insurance Trust (the “Registrant”);
Post Effective Amendment No. 31 under the Securities Act of 1933 and No. 32 under the Investment Company Act of 1940
File Nos. 333-15881 and 811-07917

To The Commission:

On behalf of the Registrant, we are transmitting electronically for filing pursuant to the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”), the Registrant’s Post-Effective Amendment No. 31 under the 1933 Act to its Registration Statement on Form N-1A (Post-Effective Amendment No. 32 under the 1940 Act).  This Amendment is being filed pursuant to the conditions and requirements of Rule 485(a)(1) under the 1933 Act.

With respect to the Registrant’s Post-Effective Amendment No. 28 under the 1933 Act to its Registration Statement on Form N-1A (Post-Effective Amendment No. 29 under the 1940 Act) filed on October 16, 2008 the SEC staff provided comments by phone to the undersigned on December 3, 2008.  Set forth below are the comments and the Registrant’s responses.

Prospectuses

1)	Comment: Please update the reference to Lehman Brothers Aggregate Bond Index to reflect the name change to Barclays Capital Aggregate Bond Index.

Response: The prospectuses have been updated accordingly.

2)	Comment: In the annual fund operating expense table, please replace the reference to “Underlying Fund Fees and Expenses” to “Acquired Fund Fees and Expense (Underlying Investments)”.

Securities and Exchange Commission
December 15, 2008

Response: The annual fund operating expense tables have been revised accordingly.

3)	Comment: Under “More About Risks-Derivatives Risks”, please add disclosure regarding the segregation of assets to cover obligations.

Response:  The following disclosure has been added regarding the segregation of assets: “To the extent that a fund uses derivatives, a fund will (to the extent required by applicable law) either (1) segregate cash or liquid assets in the prescribed amount or (2) otherwise "cover" its future obligations under the transaction, such as by holding an offsetting investment.”

4)
Comment:  Under “Types of Investments and Associated Risks-Illiquid Securities”, please add disclosure explaining what actions a fund may take if it exceeds specified investment limits in illiquid securities.

Response: The following disclosure has been added: “If a Fund exceeds the limits specified above, the Fund will take prompt steps to reduce its holdings in illiquid securities.”

5)	Comment: Under “Purchases and Redemptions-Customer Identification Program”, please make it clear as to who will incur a tax liability.

Response:  The references to an insurance company has been deleted in the last sentence of the last paragraph of this subsection.  The disclosure now reads as follows: “…the insurance company may be subject to gain or loss on the redemption of the fund shares and the insurance company may incur federal income tax liability.”

6)
Comment:  Under the “Purchases and Redemptions-Short-Term and Excessive Trading”, please indicate that if a fund identifies short-term or excessive trading that it may prohibit all future purchase and exchange transactions.

Response:  The following disclosure has been added: “The Trust reserves the right to reject or cancel all future transactions if the Trust believes there appears to be a pattern of short-term or excessive trading activity.”

7)	Comment: Please add disclosure regarding a shareholder/contract owner’s voting rights as required under Form N-1A.

Securities and Exchange Commission
December 15, 2008

Response:  Form N-1A does not require any disclosure regarding voting rights in the prospectus.  The following disclosure has been added to the statement of additional information under the section “Voting Rights”:

The Funds are available exclusively as a pooled funding vehicle for variable life insurance policies and variable annuity contracts (each a “Contract”) offered by the separate accounts, or sub-accounts thereof, of certain life insurance companies (“Participating Insurance Companies”).  The Participating Insurance Companies own shares of a Fund as depositors for the owners of their respective Contracts (each a “Contract Owner”).  Thus, individual Contract Owners are not the “shareholders” of a Fund.  Rather, the Participating Insurance Companies and their separate accounts are the shareholders.  Each Participating Insurance Company will offer to Contract Owners the opportunity to instruct it as to how it should vote shares held by it and the separate accounts.  A Participating Insurance Company must vote the shares of a Fund held in its name as directed.  In the absence of voting directions on any voting instruction form that is signed and returned, the Participating Insurance Company will vote the interest represented thereby in favor of a proposal.  If a Participating Insurance Company does not receive voting instructions for all of the shares of a Fund held under the Contracts, it will vote all of the shares in the relevant separate accounts with respect to a proposal, for, against, or abstaining, in the same proportion as the shares of such Fund for which it has received instructions from Contract Owners (i.e., echo voting).  As a result, a small number of Contract Owners may determine the outcome of a proposal.

On each matter submitted to a shareholder vote, each shareholder is entitled to one vote for each whole share and each fractional share is entitled to a proportionate fractional vote.  All shares of all series of the Trust will vote together as a single class, except for (a) any matter with respect to which a separate vote of one or more series is permitted or required by the 1940 Act or the provisions of the Declaration of Trust; and (b) as to any matter which affects only the interests of one or more particular series, only the shareholders of the one or more affected series are entitled to vote, and each such series will vote as a separate series.  All shares of all series of the Trust are voted together in the election of Board members.  On any other matter submitted to a vote of shareholders, shares are voted in the aggregate and not by the individual series, except that shares are voted by the individual series when required by the 1940 Act or other applicable law or when the Board determines that the matter affects only the interests of one or more series, in which case shareholders of the unaffected series are not entitled to vote on such matters.

The shareholders have power to vote only (i) for the election of Board members, (ii) with respect to any investment advisory contract, (iii) with respect to termination of the Trust, (iv) with respect to amendments to the Declaration of Trust, (v) with respect to any merger, consolidation or sale of assets, (vi) with respect to incorporation of the Trust, and (vii) with respect to such additional matters relating to the Trust as may be required by the 1940 Act, the Delaware Statutory Trust Act, or any other applicable law, the Declaration of Trust, the By-Laws or any registration of the Trust with the SEC (or any successor agency) or any state, or as and when the Board may consider necessary or desirable.

Securities and Exchange Commission
December 15, 2008

8)	Comment: For the ETF prospectus, please update the annual fund operating expense table and fill in any missing information.

Response: The annual fund operating expense table has been updated.

Statement of Additional Information

9)	Comment: Under “Description of Securities and Risks-High Yield (High-Risk) Securities”, please add disclosure stating that high yield securities are also referred to as “junk bonds”.

Response:  The following disclosure has been added immediately after the first reference to high-yield (high-risk) securities in the first sentence of this sub-section: “(commonly referred to as “junk bonds)”.

10)	Comment: Under “Description of Securities and Risks-Mortgage-Backed Securities”, please update this section to reflect recent events with Freddie Mac and Fannie Mae.

Response: The following disclosure has been added:

Until recently, FNMA and FHLMC were government-sponsored corporations owned entirely by private stockholders.  In mid-2008, the U.S. Treasury was authorized to increase the size of home loans that FNMA and FHLMC could purchase in certain residential areas and, until 2009, to lend FNMA and FHLMC emergency funds and to purchase the companies’ stock.  More recently, in September 2008, the U.S. Treasury announced that FNMA and FHLMC had been placed in conservatorship by the Federal Housing Finance Agency (“FHFA”), a newly created independent regulator.  In addition to placing the companies in conservatorship, the U.S. Treasury announced three additional steps that it intended to take with respect to FNMA and FHLMC.  First, the U.S. Treasury has entered into preferred stock purchase agreements (“PSPAs”) under which, if the FHFA determines that FNMA’s or FHLMC’s liabilities have exceeded its assets under generally accepted accounting principles, the U.S. Treasury will contribute cash capital to the company in an amount equal to the difference between liabilities and assets.  The PSPAs are designed to provide protection to the senior and subordinated debt and the mortgage-backed securities issued by FNMA and FHLMC.  Second, the U.S. Treasury established a new secured lending credit facility that is available to FNMA and FHLMC until December 2009.  Third, the U.S. Treasury initiated a temporary program to purchase FNMA and FHLMC mortgage-backed securities, which is expected to continue until December 2009.  No assurance can be given that the U.S. Treasury initiatives discussed above with respect to the debt and mortgage-backed securities issued by FNMA and FHLMC will be successful.

Securities and Exchange Commission
December 15, 2008

11)
Comment:  In the last sentence of the first paragraph under the subsection “Disclosure of Portfolio Holdings”, please make it clear whether any disclosure of portfolio holdings has been made to any third party.

Response: The last sentence has been revised as follows: “Currently, there are no arrangements to provide nonpublic portfolio holdings information to any third party.”

Other

In addition to incorporating the above comments, the Registrant has updated the prospectus disclosure for the Balanced Fund adding the Wilshire Large Cap Core 130/30 Fund (the “130/30 Fund”) as an underlying investment.  The Balanced Fund’s main investment strategies, acquired fund fees and expenses and expense examples have been updated to reflect the addition of the 130/30 Fund.  Additional information regarding the 130/30 Fund has also been incorporated to the following section and sub-section: “Types of Investments and Associated Risks” and “The Subadvisers”, respectively.

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Pursuant to a separate letter, the Registrant seeks acceleration so that Post-Effective Amendment No. 31 to its Registration Statement will become effective no later than December 22, 2008.

Securities and Exchange Commission
December 15, 2008

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7639.

Very truly yours,

/s/Jose J. Del Real
Jose J. Del Real

cc:  Renee M. Hardt